UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SodaStream International Ltd
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities) M9068E 10 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

CUSIP No.	M9068E 10 5

1.	Name of Reporting Person
FORTISSIMO CAPITAL FUND GP, LP I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power
0*
Number of
Shares
Beneficially	6.	Shared Voting Power
Owned by		0*
Each
Reporting
Person	7.	Sole Dispositive Power
With:		0*

	8.	Shared Dispositive Power
0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
0.00%*

12.	Type of Reporting Person (See Instructions) PN

*Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011. This Amendment No. 1 to Schedule 13G is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011 by the Fortissimo Entities (the “Joint Filing Agreement”).

CUSIP No.	M9068E 10 5

1.	Name of Reporting Person
FORTISSIMO CAPITAL FUND (Israel), LP I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

	5.	Sole Voting Power
0*
Number of
Shares
Beneficially	6.	Shared Voting Power
Owned by		0*
Each
Reporting
Person	7.	Sole Dispositive Power
With:		0*

	8.	Shared Dispositive Power
0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)*

11.	Percent of Class Represented by Amount in Row (9)
0%*

12.	Type of Reporting Person (See Instructions) PN

* Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011. This Amendment No. 1 to Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement.

CUSIP No.	M9068E 10 5

1.	Name of Reporting Person
FORTISSIMO CAPITAL FUND (Israel-DP), LP I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

	5.	Sole Voting Power
0*
Number of
Shares
Beneficially	6.	Shared Voting Power
Owned by		0*
Each
Reporting
Person	7.	Sole Dispositive Power
With:		0*

	8.	Shared Dispositive Power
0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)*

11.	Percent of Class Represented by Amount in Row (9)
0%*

12.	Type of Reporting Person (See Instructions) PN

 * Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011. This Amendment No. 1 to Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement.

CUSIP No.	M9068E 10 5

1.	Name of Reporting Person
FORTISSIMO CAPITAL FUND, LP I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power
0*
Number of
Shares
Beneficially	6.	Shared Voting Power
Owned by		0*
Each
Reporting
Person	7.	Sole Dispositive Power
With:		0*

	8.	Shared Dispositive Power
0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)*

11.	Percent of Class Represented by Amount in Row (9)
0%*

12.	Type of Reporting Person (See Instructions) PN

* Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011. This Amendment No. 1 to Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement.

Item 1.

(a)	The name of the Issuer is SodaStream International Ltd.
(b)	The address of the Issuer’s principal executive offices is: Gilboa Street, Airport City, Ben Gurion Airport, Israel 70100.

Item 2.

(a)	and (d) This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011 by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP"); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of the Ordinary Shares of the Issuer.
(b)	and (c) FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in public and private technology oriented companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

(e)	The CUSIP number of the Issuer’s Ordinary Shares is M9068E 10 5.

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

Name of Fund	Number of Shares	Percentage Holdings*
Fortissimo Capital Fund GP, L.P.	0*	0%
Fortissimo Capital Fund (Israel), L.P.	0*	0%
Fortissimo Capital Fund (Israel-DP), L.P.	0*	0%
Fortissimo Capital Fund, L.P.	0*	0%

*	Calculations are based on 20,032,940 Ordinary Shares of the Issuer issued and outstanding as of November 22, 2011, in accordance with disclosure contained in the Issuer's Proxy Statement dated November 23, 2011. The Ordinary Shares beneficially owned by the Reporting Persons have all been sold during the past calendar year.
FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC-GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.97%; FFC-Israel-DP- 6.46%; and FFC Cayman - 3.57%.
FFC-GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC-GP is the beneficial owner of the Ordinary Shares beneficially owned by each of the Reporting Persons. FFC-GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares beneficially owned by each of them. FFC-GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See the Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1. Fortissimo Capital Fund GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd

/s/ Yuval Cohen	Dated: February 9, 2012
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital Fund GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 9, 2012
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital Fund GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 9, 2012
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital Fund GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 9, 2012
Yuval Cohen, Director